Exhibit 99.1
FLY LEASING TO ACQUIRE 49 AIRCRAFT, GROWING ITS FLEET BY MORE THAN 80 PERCENT
Dublin, Ireland, August 4, 2011 — FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced it has entered into an agreement to purchase a $1.4 billion portfolio of 49 aircraft, increasing FLY’s total aircraft under operating lease to more than $3 billion. The aircraft were previously managed by Global Aviation Asset Management, an Australian company. The aircraft are on lease to 23 airlines in 15 countries.
After completing the transaction, FLY will have 109 aircraft on lease to 53 airlines in 29 countries. The purchase price will be fully funded from FLY’s unrestricted cash and the assumption of existing non-recourse debt.
“This is a transformational transaction for FLY, growing our portfolio of modern and fuel-efficient commercial aircraft by more than 80 percent,” said Colm Barrington, CEO of FLY. “This major acquisition provides FLY with significant benefits: First, it adds 49 modern aircraft to our portfolio, growing FLY’s fleet to a total of 109 aircraft, all of which are currently on lease. Secondly, it increases our EPS and Available Cash Flow and is immediately accretive to both of these measures, and does not require us to issue additional equity or source new debt. Thirdly, it adds 19 new lessees around the world, including some of the industry’s strongest credits, further diversifying our revenues.”
“This is a very compelling acquisition for FLY,” said Steve Zissis, the President and CEO of BBAM LP. “The aircraft are leased to strong, well-run airlines around the world that will increase FLY’s annualized revenues by over 80 percent to approximately $370 million. The transaction was sourced and negotiated by BBAM and highlights the benefit to FLY of the deep industry relationships BBAM has around the world.”
Aircraft Portfolio
The portfolio to be acquired consists of 49 aircraft with a weighted average age of 7.6 years at June 30, 2011 based on current market appraisals. The following table shows the aircraft to be acquired, FLY’s current portfolio and the resulting combined portfolio.

	Portfolio	FLY’s
	to be	Current	Combined
As of June 30, 2011	Acquired	Portfolio(1)	Portfolio
Airbus A320 family	23	26	49
Airbus A330	—	1	1
Airbus A340	3	—	3
Boeing 717	6	—	6
Boeing 737	17	19	36
Boeing 747	—	1	1
Boeing 757	—	11	11
Boeing 767	—	1	1
Boeing 777	—	1	1

Total	49	60	109

(1) FLY’s portfolio does not include the four Boeing 767 aircraft owned by the joint venture in which FLY has a 57% interest.
The average age of the combined portfolio is 8.0 years as of June 30, 2011, weighted by the net book value of FLY’s current aircraft and current market value appraisals for the portfolio to be acquired. The combined average remaining lease term is 4.0 years, also weighted by the above methodology. The aircraft are on lease to 53 airlines in 29 countries. The combined leases currently generate annualized revenues of approximately $370 million.
The Lessees
Lessees of the 49 aircraft include well-known airlines, with 50% of the rents coming from European carriers and 38% from the Asia-Pacific region. There is little overlap with FLY’s current lessees, with only four common lessees.
Following is a table showing the top five lessees in each portfolio and in the combined portfolio, each by the percentage of total annualized:

Portfolio to be Acquired		FLY’s Current Portfolio		Combined Portfolio
Qantas	15.2%	Virgin America	8.6%	Qantas	6.7%
British Airways	8.7%	SpiceJet	7.8%	Air Berlin	5.3%
Hainan	8.6%	U.S. Airways	7.3%	Virgin America	4.8%
Virgin Atlantic	8.2%	KLM	6.0%	Hainan	4.5%
Air Berlin	7.6%	Icelandair	4.2%	SpiceJet	4.4%

The Transaction
FLY will acquire three entities, currently owned by Australian investors, each indirectly holding between one and 39 aircraft. Each of the entities or their subsidiaries is financed with debt that will be assumed in the transaction. The non-recourse debt is in place through five facilities with six different lenders.
The transaction has been approved by FLY’s board of directors and is subject to lender consent, as well as other customary closing conditions. The transaction is expected to close in the fourth quarter.
Advisors
BBAM sourced the transaction and acted as financial, technical and asset advisor. Clifford Chance US LLP acted as the legal advisor to FLY. Jones Day acted as special counsel to FLY’s board of directors.
Conference Call and Webcast
FLY’s senior management will host a conference call and webcast presentation to discuss this transaction, at 9:00 a.m. U.S. Eastern Time on Thursday, August 4, 2011. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 77991239 or ask for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code 77991239. A replay recording will be available until August 11, 2011. A webcast replay will be available on the company’s website for one year.
A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.
About FLY
FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed acquisition transaction, the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks.

FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
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Contact:
Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com
Fly Leasing Limited
West Pier
Dun Laoghaire
Co Dublin, Ireland

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